Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7650	E-mail Address clin@stblaw.com

September 6, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Anny Nguyen Parker
Mr. J. Nolan McWilliams
Ms. Amy Geddes
Ms. Theresa Brillant

Re:                             BEST Inc.
Amendment No. 4 to Registration Statement on Form F-1
File Number:  333-218959

Ladies and Gentlemen:

On behalf of our client, BEST Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”). The Company notes that it has included the estimated range of the offering price for its initial public offering and related disclosure in the preliminary prospectus which forms a part of Amendment No. 4.

We enclose herewith ten (10) courtesy copies of Amendment No. 4, which has been marked to show changes to the Registration Statement filed with the Commission on August 29, 2017 (the “August 29 Filing”).

DANIEL FERTIG   ADAM C. FURBER   IAN C. HO   ANTHONY D. KING   CELIA C.L. LAM   CHRIS K.H. LIN   JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

The Company will commence its road show activities on September 7, 2017 and expects to price the initial public offering on or about September 19, 2017. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

On behalf of the Company, we wish to thank you and the other members of the staff of the Commission for your prompt review of the August 29 Filing. In this Amendment No. 4, in addition to the estimated offering price range and related disclosure, the Company has revised the August 29 Filing to further update and improve certain disclosures.

*              *              *              *              *

If you have any questions regarding Amendment No. 4, please do not hesitate to contact me at +852 2514-7650 (office) or clin@stblaw.com (e-mail), or my colleagues Daniel Fertig at +852 2514-7660 (office) or dfertig@stblaw.com (e-mail) or Yi Gao at +852 2514-7620 (office) or ygao@stblaw.com (e-mail).

Questions pertaining to accounting and auditing matters should be directed to John Qian at +86 21 2228-3106 of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:                                Shao-Ning Johnny Chou, Chairman and Chief Executive Officer

Lei Guo, Chief Accounting Officer and Vice President of Finance

BEST Inc.

Daniel Fertig

Yi Gao

Brian Mathes

Simpson Thacher & Bartlett LLP

Yilong Du

Latham & Watkins LLP

John Qian

Ernst & Young Hua Ming LLP